Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

PRECISIONIR GROUP, INC.,

ISDR ACQUISITION CORP.

AND

ISSUER DIRECT CORPORATION

AUGUST 22, 2013

i

Schedules

Schedule 1	Requisite Stockholders

Exhibits

Exhibit A	Payoff Letter
Exhibit B	Certificate of Merger
Exhibit C	Financial Statements
Exhibit D	VCall Assignment and Assumption Agreement

ii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 22, 2013 by and among Issuer Direct Corporation, a Delaware corporation (“Parent”), ISDR Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and PrecisionIR Group, Inc., a Delaware corporation (the “Company”, and together with Parent and Merger Sub, each a “Party” and collectively the “Parties”).

BACKGROUND

The respective Board of Directors of each of Parent, Merger Sub and the Company have each approved and adopted this Agreement and the transactions contemplated by this Agreement, in each case after making a determination this Agreement and such transactions, are advisable and in the best interests of such corporation.

Pursuant to the transactions contemplated by this Agreement and on the terms and subject to the conditions set forth herein, Parent, in accordance with the Delaware General Corporation Law (“DGCL”), will acquire the Company through the statutory merger of Merger Sub with and into the Company (the “Merger”).

Pursuant to the Merger, among other things, all of the issued and outstanding Company Capital Stock (as defined below) shall be converted into the right to receive the consideration set forth herein.

The Company, on the one hand, and Parent and Merger Sub, on the other hand, desire to make certain representations, warranties, covenants and other agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other promises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

AGREEMENT

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

1. Definitions

 “Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

“Agreement” has the meaning set forth in the preface above.

“Certificate of Merger” has the meaning set forth in Section 2(d) below.

“Closing” has the meaning set forth in Section 2(c) below.

“Closing Date” has the meaning set forth in Section 2(c) below.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock Certificate” has the meaning set forth in Section 2(h)(iii) below.

“Company” has the meaning set forth in the preface above.

“Company Capital Stock” means the Company Voting Common Stock or Company Preferred Stock.

“Company Voting Common Stock” means the Company’s Voting Common Stock, par value $0.01 per share, designated in three (3) series as follows: “Common Stock”, “A Common Stock” and “B Common Stock”.

“Company Preferred Stock” means the Company Series A Preferred Stock and Series B Preferred Stock, par value $0.01 per share.

“Company Stock Certificates” has the meaning set forth in Section 2(h)(iv) below.

“DGCL” has the meaning set forth in the preface above.

“Disclosure Schedule” has the meaning set forth in Article 4 below.

“Dissenting Shareholder” has the meaning set forth in Section 2(h)(vi) below.

“Effective Time” has the meaning set forth in Section 2(d) below.

“Financial Statements” has the meaning set forth in Section 4(g) below.

“Knowledge” means actual knowledge after reasonable investigation.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Merger” has the meaning set forth in the preface above.

“Merger Consideration” has the meaning set forth in Section 2(g) below.

“Merger Sub” has the meaning set forth in the preface above.

“Most Recent Balance Sheet” means the balance sheet contained within the Most Recent Financial Statements.

“Most Recent Financial Statements” has the meaning set forth in §4(g) below.

“Most Recent Fiscal Month End” has the meaning set forth in §4(g) below.

“Most Recent Fiscal Year End” has the meaning set forth in §4(g) below.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Parent” has the meaning set forth in the preface above.

“Party” has the meaning set forth in the preface above.

“Payoff Letter” means collectively that certain Global Deed of Release, of even date herewith, by and among Bank of Scotland PLC, the Company and certain of the Company’s Subsidiaries listed therein and the related Letter of Consent, of even date herewith, from the Bank of Scotland PLC to the Company and certain of the Company’s subsidiaries named therein, each substantially in the form attached hereto as Exhibit A.

“Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

“Preferred Stock Certificate” has the meaning set forth in Section 2(h)(iv) below.

“Requisite Stockholders” means the stockholders holding a majority in interest of the Company Capital Stock as set forth in Schedule 1 attached hereto.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Interest” means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen’s, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

“Severance Payouts” means any and all severance obligations due to Phillip Cole, Nick Longo, Michael Pepe and Rob Simms.

“Subsidiary” means any corporation with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors.

“Surviving Corporation” has the meaning set forth in Section 2(a) below.

“SVIP” means SV Investment Partners, LLC.

“Tax” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code § 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Transaction Expenses” means any and all expenses owed by the Company relating to this transaction, including, but not limited to, amounts due to attorneys, accountants, auditors and investment advisors.

“VCall APA” means that certain Asset Purchase Agreement, dated as of August 28, 2012, by and between MediaPlatform, Inc. and the Company.

2. The Merger

(a) The Merger.  Subject to the provisions of this Agreement, and in accordance with §251 of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly-owned Subsidiary of Parent.

(b) Effect of the Merger.  At the Effective Time, the effect of the Merger will be as provided in the DGCL.  At the Effective Time all the Company’s and Sub’s properties, rights, privileges, powers, immunities, powers and franchises shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Merger Sub shall become the Surviving Corporation’s debts, liabilities, obligations and duties.

(c) The Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Akin Gump Strauss Hauer & Feld, One Bryant Park, New York, NY 10036, as of the execution of this Agreement following the satisfaction or waiver of all conditions to consummate the Merger (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as the Parent and the Company may mutually determine (the “Closing Date”).

(d) Actions and Deliveries at Closing.  On the Closing Date, the Parties will cause the Merger to be consummated by filing a certificate of merger substantially in the form of Exhibit B (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the DGCL.  The date and time the Merger becomes effective as specific in the Merger Certificate or as otherwise provided in accordance with the DGCL is referred to as the “Effective Time”.

(e) Charter and Bylaws.  Unless Parent otherwise determines prior to the Effective Time, at the Effective Time, (A) the Certificate of Incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such Certificate of Incorporation and (B) the By-laws of Merger Sub in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation until thereafter amended.

(f) Directors and Officers.  Immediately after the Effective Time, the members of the Board of Directors of the Surviving Corporation shall consist of Brian R. Balbirnie and the officers of the Surviving Corporation shall be Brian R. Balbirnie as the Chief Executive Officer and Secretary.

(g) Merger Consideration. In connection with the Merger, Parent agrees to pay the consideration below on behalf of the Company, allocated as follows (as adjusted, the “Merger Consideration”):

(i)   delivery of cash by wire transfer or delivery of other immediately available funds immediately following the Effective Time of $2,450,000 to the Bank of Scotland PLC in respect of the Payoff Letter and in full satisfaction of the Company’s outstanding debt to the Bank of Scotland PLC;

(ii)   delivery of cash by wire transfer or delivery of other immediately available funds immediately following the Effective Time of $1,000,000 to SVIP in full satisfaction of the Company’s outstanding debt to SVIP;

(iii)   no consideration will be paid to Holders of Company Voting Common Stock in connection with the Merger; and

(iv)   no consideration will be paid to Holders of Company Preferred Stock in connection with the Merger.

(h) Effect on Company Capital Stock.  At the Effective Time, because of the Merger and without any action on the part of Parent, Merger Sub, or the Company:

(i) Cancellation of Parent-Owned and Company-Owned Stock.  Each share of Company Capital Stock that Parent, the Company or any direct or indirect wholly-owned Subsidiary of Parent or the Company owns immediately prior to the Effective Time will be canceled and extinguished without conversion.

(ii) Common Stock of Merger Sub.  Each share of Sub’s common stock issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid, and nonassessable share of the Surviving Corporation’s common stock.  Each stock certificate of Merger Sub evidencing ownership of any such shares will from and after the Effective Time evidence ownership of shares of the Surviving Corporation’s common stock.

(iii) Cancellation of Company Voting Common Stock.   Immediately after the Effective Time, each share of Company Voting Common Stock, will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and the holder of a certificate (a “Common Stock Certificate”) that, immediately prior to the Effective Time, represented outstanding shares of Company Voting Common Stock will cease to have any rights with respect thereto.

(iv) Cancellation of Company Preferred Stock.  Immediately after the Effective Time, all such shares of Company Preferred Stock will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and the holder of a certificate (“Preferred Stock Certificate” and, together with the Common Stock Certificates, the “Company Stock Certificates”) that, immediately prior to the Effective Time, represented shares of outstanding Company Preferred Stock will cease to have any rights with respect thereto.

(v) Surrender of Certificates.As soon as practicable after Closing, (i) the holders of Company Stock Certificates will surrender such certificates to Parent, (ii) upon surrender of a Company Stock Certificate the holder thereof will be entitled to receive the applicable Merger Consideration and (iii) the Company Stock Certificates so surrendered will forthwith be canceled.

(vi) No Further Ownership Rights in Company Shares.  All Merger Consideration will be deemed to have been issued in full satisfaction of all rights pertaining to the shares of Company Capital Stock.

(vii) Lost, Stolen or Destroyed Certificates.  If any Company Stock Certificate has been lost, stolen, or destroyed, Parent will issue the applicable Merger Consideration deliverable in respect thereof upon (i) the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed and (ii) if the Surviving Corporation requires, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate.

(viii) Dissenting Stockholder.  Any share of Company Capital Stock a Stockholder properly exercising its dissent or appraisal rights under the applicable Corporate Law (a “Dissenting Stockholder”) holds will be converted into the right to receive such consideration as may be determined to be due to such Dissenting Stockholder under the DGCL; except that Company Capital Stock outstanding at the Effective Time that a Dissenting Stockholder holds for which, after the Effective Time, such Dissenting Stockholder withdraws its demand to exercise dissenters or appraisal rights or loses its right to exercise dissenters or appraisal rights as provided in the DGCL, will be deemed to be converted, as of the Effective Time, into the right to receive the applicable Merger Consideration.  The Company will give Parent (a) prompt notice of any written demands for the exercise of dissenters or appraisal rights, withdrawals of demands for the exercise of dissenters or appraisal rights and any other instruments served under the applicable Corporate Law and (b) the opportunity to direct all negotiations and proceedings with respect to demands for exercise of dissenters or appraisal rights under the DGCL.  The Company will not voluntarily make any payment with respect to any purchase demands and will not, except with Parent’s prior written consent, settle or offer to settle any such demands.

3. Representations and Warranties of the Parent and Sub.  Each of Parent and Merger Sub, individually and jointly and severally, represent and warrant to the Company and the Shareholders Representative that the statements contained in this Section 3 are correct and complete in all material respects as of the date of this Agreement.

(i) Organization of Parent and Merger Sub.  Parent and Merger Sub are each duly organized, validly existing, and in good standing under the laws of the State of Delaware.

(ii) Authorization of Transaction.  Each of Parent and Merger Sub have full power and authority (including, if the Company is a corporation, full corporate power and authority) to execute and deliver this Agreement and each Transaction Document to which it is party and to perform its obligations hereunder and thereunder.  This Agreement and each Transaction Document constitutes the valid and legally binding obligation of Parent and Merger Sub, enforceable in accordance with their terms and conditions.  Neither Parent nor Merger Sub need give any notice to, make any filing with, or obtain any authorization, consent, or approval of, any government or governmental agency in order to consummate the transactions contemplated by this Agreement or and any Transaction Document, except as specifically contemplated herein or therein.

(iii) Noncontravention.  Neither the execution and the delivery of this Agreement or the Transaction Documents, nor the consummation of the transactions contemplated hereby or thereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Parent or Merger Sub is subject or, if Parent or Merger Sub is a corporation, any provision of its charter or bylaws.

(iv) Brokers’ Fees. Neither Parent nor Merger Sub have any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the any Stockholder could become liable or obligated.

(v) Investment. Neither Parent nor Merger Sub is acquiring the Company Shares with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act.

(vi) Merger Sub.  Merger Sub has been formed for the sole purpose of effecting the Merger and, except as contemplated by this Agreement, Merger Sub has not conducted any business activities and does not have any material Liabilities.

4. Representations and Warranties Concerning the Company and Its Subsidiaries.  The Company represents and warrants to the Parent that the statements contained in this Article 4 are correct and complete in all material respects as of the date of this Agreement, except as set forth in the disclosure schedule delivered by the Company to the Parent on the date hereof and initialed by the Parties (the “Disclosure Schedule”).  The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article 4.  Disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections in this Article 4 only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

(a) Organization, Qualification, and Corporate Power.  The Company and its Subsidiaries are corporations duly organized, validly existing, and in good standing under the laws of their jurisdiction of incorporation.  The Company and its Subsidiaries are duly authorized to conduct business and are in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to be so qualified, licensed or in good standing would not have a material adverse effect.  Section 4(a) of the Disclosure Schedule lists the directors and officers of each of the Company and its Subsidiaries.

(b) Capitalization.  The entire authorized capital stock of the Company consists of (i) 16,000,000 shares of Company Voting Common Stock comprised of 3 series, of which (A) 7,500,000 shares are designated Common Stock of which zero are issued and outstanding shares, (B) 5,600,000 shares are designated A Common Stock of which 2,500,100 are issued and outstanding shares, and (C) 2.900,000 are designated B Common Stock of which 903,240 are issued and outstanding shares, and (ii) 4,200,000 shares of Company Preferred Stock, of which (A) 3,100,000 are designated Series A Preferred Stock of which 2,794,699 are issued and outstanding and (B) of which 1,100,000 are designated Series B Preferred Stock of which 282,224 are issued and outstanding.  No Company Shares are held in treasury. All of the issued and outstanding the Company Shares have been duly authorized, are validly issued, fully paid, and nonassessable, and are held of record by the respective the Company as set forth in Section 4(b) of the Disclosure Schedule.

(c) Noncontravention.  Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which any of the Company and its Subsidiaries are subject or any provision of the charter or bylaws of any of the Company or its Subsidiaries.

(d) Brokers’ Fees.  Except as set forth on Section 4(d) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

(e) Subsidiaries.  Section 4(e) of the Disclosure Schedule sets forth for each Subsidiary of the Company (i) its name and jurisdiction of incorporation, (ii) the number of shares of authorized capital stock of each class of its capital stock, (iii) the number of issued and outstanding shares of each class of its capital stock, the names of the holders thereof, and the number of shares held by each such holder and (iv) the number of shares of its capital stock held in treasury.  All of the issued and outstanding shares of capital stock of each Subsidiary of the Company have been duly authorized and are validly issued, fully paid, and nonassessable, except where the failure to be so issued, paid, and nonassessable would not have a material adverse effect.

(f) Title to Assets.  Except as set forth on §4(f) of the Disclosure Schedule, the Company and its Subsidiaries have good and marketable title to, or a valid leasehold interest in, the properties and assets used by them, located on their premises, or shown on the Most Recent Balance Sheet or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent Balance Sheet and other than for failure to have good and marketable title or a valid leasehold interest in properties and assets that would not reasonably be expected to have a material adverse effect.

(g) Financial Statements.  Attached hereto as Exhibit C are the following financial statements (collectively the “Financial Statements”): (i) audited consolidated and unaudited consolidating balance sheets and statements of income, changes in stockholders' equity, and cash flow as of and for the fiscal years ended December 31, 2011 and December 31, 2012 (the “Most Recent Fiscal Year End”) for the Company and its Subsidiaries; and (ii) unaudited consolidated balance sheets and statements of income and cash flow (the “Most Recent Financial Statements”) as of and for the months ended August 3, 2013 (the “Most Recent Fiscal Month End”) for the Company and its Subsidiaries. The Financial Statements in clause (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of the Company and its Subsidiaries as of such dates and the results of operations of the Company and its Subsidiaries for such periods, are correct and complete, and are consistent with the books and records of the Company and its Subsidiaries.

(h) Events Subsequent to Most Recent Fiscal Year End.  Since the Most Recent Fiscal Year End, except as set forth on §4(h) of the Disclosure Schedules, to the Company’s Knowledge there has not been any material adverse change in the business, financial condition, operations, results of operations, or future prospects of any of the Company and its Subsidiaries. Without limiting the generality of the foregoing, since that date:

(i) neither the Company nor any of its Subsidiaries have sold, leased, transferred, or assigned any of its material assets, tangible or intangible, other than for a fair consideration in the Ordinary Course of Business;

(ii) neither the Company nor any of its Subsidiaries have entered into any material agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) either involving more than $50,000 or outside the Ordinary Course of Business;

(iii) no party (including the Company or its Subsidiaries) have accelerated, terminated, modified, or cancelled any material agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 to which any of the Company and its Subsidiaries is a party or by which any of them is bound;

(iv) neither the Company nor any of its Subsidiaries have imposed any Security Interest upon any of its assets, tangible or intangible;

(v) neither the Company nor any of its Subsidiaries have made any capital expenditure (or series of related capital expenditures) either involving more than $50,000 or outside the Ordinary Course of Business;

(vi) neither the Company nor its Subsidiaries have made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions) either involving more than $50,000 or outside the Ordinary Course of Business;

(vii) neither the Company nor any of its Subsidiaries have issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation either involving more than $50,000 singly or $75,000 in the aggregate;

(viii) neither the Company nor any of its Subsidiaries have delayed or postponed the payment of material accounts payable and other Liabilities outside the Ordinary Course of Business;

(ix) neither the Company nor any of its Subsidiaries have cancelled, compromised, waived, or released any right or claim (or series of related rights and claims) either involving more than $50,000 or outside the Ordinary Course of Business;

(x) neither the Company nor any of its Subsidiaries have granted any material license or sublicense of any rights under or with respect to any material Intellectual Property;

(xi) there has been no change made or authorized in the charter or bylaws of any of the Company or its Subsidiaries;

(xii) neither the Company nor any of its Subsidiaries have issued, sold, or otherwise disposed of any of its capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock;

(xiii) neither the Company nor any of its Subsidiaries have declared, set aside, or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock;

(xiv) neither the Company nor any of its Subsidiaries have experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

(xv) neither the Company nor any of its Subsidiaries have made any loan to, or entered into any other transaction with, any of its directors, officers, and employees outside the Ordinary Course of Business;

(xvi) neither the Company nor any of its Subsidiaries have entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement outside of the Ordinary Course of Business;

(xvii) neither the Company nor any of its Subsidiaries have granted any increase in the base compensation of any of its directors, officers, and employees outside the Ordinary Course of Business;

(xviii) neither the Company nor any of its Subsidiaries have adopted, amended, modified, or terminated any bonus, profit sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees (or taken any such action with respect to any other Employee Benefit Plan) outside of the Ordinary Course of Business;

(xix) neither the Company nor any of its Subsidiaries have made any other change in employment terms for any of its directors, officers, and employees outside the Ordinary Course of Business;

(xx) neither the Company nor any of its Subsidiaries have made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

(xxi) there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving any of the Company or its Subsidiaries; and

(xxii) neither the Company nor its Subsidiaries have committed to any of the foregoing.

(i) Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries have any material Liability (and there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them giving rise to any Liability), except for (i) Liabilities set forth in the Most Recent Balance Sheet (including any notes thereto), (ii) Liabilities which have arisen after the Most Recent Fiscal Month End in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or (iii) Liabilities that would not reasonably be expected to have a Material Adverse Effect.

(j) Intellectual Property.

(i) The Company and its Subsidiaries own and possess or have the right to use pursuant to a valid and enforceable, written license, sublicense, agreement, or permission all material Intellectual Property necessary or desirable for the operation of the businesses of the Company and its Subsidiaries as presently conducted. Each material item of Intellectual Property owned or used by any of the Company and its Subsidiaries immediately prior to the Closing hereunder will be owned or available for use by the Company or its Subsidiaries on identical terms and conditions immediately subsequent to the Closing hereunder, except where such failure to be owned or available would not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries has taken all necessary and desirable action to maintain and protect each item of Intellectual Property that it owns or uses except where such failure would not reasonably be expected to have a Material Adverse Effect.

(ii) To the Company’s Knowledge, neither the Company nor any of its Subsidiaries have interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and to the Company’s Knowledge, none of the Company or the directors and officers (and employees with responsibility for Intellectual Property matters) of the Company or its Subsidiaries has ever received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that any of the Company or its Subsidiaries must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the Company, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of any of the Company or its Subsidiaries.

(iii) §4(l)(iii) of the Disclosure Schedule identifies each material patent or registration which has been issued to any of the Company or its Subsidiaries with respect to any of its Intellectual Property, identifies each pending patent application or application for registration which any of the Company and its Subsidiaries has made with respect to any of its Intellectual Property, and identifies each license, sublicense, agreement, or other permission which any of the Company and its Subsidiaries has granted to any third party with respect to any of its Intellectual Property (together with any exceptions).

(iv) To the Knowledge of the Company: (A) neither the Company nor any of its Subsidiaries has in the past materially interfered with, infringed upon, misappropriated, or otherwise come into conflict with, any material Intellectual Property rights of third parties as a result of the continued operation of its businesses as presently conducted; (B) there are no facts that indicate a likelihood of any of the foregoing; and (C) no notices regarding any of the foregoing (including, without limitation, any demands or offers to license any Intellectual Property from any third party) have been received.

(v) To the Knowledge of the Company, the Company has taken all material necessary and desirable action to maintain and protect all of the Intellectual Property of the Company and its Subsidiaries.  To the Knowledge of the Company, the owners of any of the Intellectual Property licensed to the Company and its Subsidiaries have taken all necessary and desirable action to maintain and protect the Intellectual Property covered by such license.

(vi) The Company has complied in all material respects with and is presently in compliance in all material respects with all foreign, federal, state, local, governmental (including, but not limited to, the Federal Trade Commission and State Attorneys General), administrative or regulatory laws, regulations, guidelines and rules applicable to any Intellectual Property.

(k) Exclusivity of Representations and Warranties.  None of the Company or any of its respective Affiliates or Representatives is making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, except as expressly set forth in this Article 4, and the Company hereby disclaims any such other representations or warranties.

5. Conditions Precedent to Obligation of the Parties.

(a) Each Parties obligation to effect the Merger and consummate the other Transactions contemplated to occur in connection with the Closing and thereafter is subject to the satisfaction of each of the following condition precedent:

(i) receipt of the Requisite Stockholder Consent;

(ii) receipt of the Payoff Letter;

(iii) the Parties shall have executed and delivered the VCall Assignment and Assumption Agreement, substantially in the form attached hereto as Exhibit D;

(iv) receipt and confirmation to the reasonable satisfaction of Parent that all Transactions Expenses and Severance Payouts, other than applicable withholding taxes, have been satisfied in full; and

(v) all options issued by the Company shall have been cancelled.

6. Post-Closing Covenants.  The Parties agree as follows with respect to the period following the Closing:

(a) General.  In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will use its best efforts to take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party.  The Company acknowledges and agrees that from and after the Closing the Parent will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Company and its Subsidiaries.

(b) VCall.  Pursuant to the VCall Assignment and Assumption Agreement, among other things, the Company shall have assigned the right to receive certain future payments to the current holders of Company Preferred Stock (in their individual capacity) and such current holders shall have assumed certain indemnification obligations of the Company related to the VCall APA.  Additionally, Parent agrees to cause the Surviving Corporation to perform certain obligations of the Company under the VCall APA pursuant to the VCall Assignment and Assumption Agreement.

7. Survival.  The representations and warranties of the Parties contained in this Agreement shall not survive the Closing.  The covenants of the Parties contained in Article 6 shall survive the Closing.

8. Miscellaneous.

(a) Entire Agreement.  This Agreement, together with the Annexes, Exhibits and Schedules hereto and the certificates, documents, instruments and writings that are delivered pursuant hereto, constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof or the Transactions including the letter of intent, dated January 31, 2013, as amended as of June 17, 2013 and any other amendments thereto whether executed or not, between the Company and Parent, and the confidentiality agreement, by and between Ewing Bemmis & Co and Parent dated as of July 31, 2012.

(b) No Third-Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

(c) Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns.  No Party may assign either this Agreement or any of his or its rights, interests, or obligations hereunder without the prior written approval of the Parent and the Shareholders Representative; provided, however, that the Parent may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its to perform its obligations hereunder (in any or all of which cases the Parent nonetheless shall remain responsible for the performance of all of its obligations hereunder).

(d) Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

(e) Headings.  The article and section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(f) Notices.  All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

(i) if to Parent:

Issuer Direct Corporation
500 Perimeter Park Drive, Suite D
Morrisville, North Carolina 27560
Attention: Brian R. Balbirnie
Facsimile No.: 646.225.7104

with a copy (which shall not constitute notice) to:

Quick Law Group PC
1035 Pearl Street, Suite 403
Boulder, Colorado 80302
Attention: Jeffrey M. Quick
Facsimile No.: 303.845.7315

(ii) if to the Company, to:

ISDR Acquisition, Corp.
c/o Issuer Direct Corporation
500 Perimeter Park Drive, Suite D
Morrisville, North Carolina 27560
Attention: Brian R. Balbirnie
Facsimile No.: 646.225.7104

with a copy (which shall not constitute notice) to:

Quick Law Group PC
1035 Pearl Street, Suite 403
Boulder, Colorado 80302
Attention: Jeffrey M. Quick
Facsimile No.: 303.845.7315

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient.  Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

(g) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(h) Amendments and Waivers.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parent and the Shareholders Representative.  No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(i) Severability.  The provisions of this Agreement will be deemed severable and any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(j) Expenses.  Each Party will bear his or its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

(k) Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.  Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  The word “including” shall mean including without limitation.  The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance.  If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty or covenant.

(l) Incorporation of Exhibits, Annexes and Schedules.  The Exhibits, Annexes and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

(m) Specific Performance.  Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached.  Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 8(n) below), in addition to any other remedy to which they may be entitled, at law or in equity.

(n) Submission to Jurisdiction.  Each of the Parties irrevocably and unconditionally submits to the personal jurisdiction of the federal courts of the United State of America located in the State of Delaware and the Court of Chancery of the State of Delaware in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.  Each Party also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court.  Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other Party with respect thereto.  Any Party may make service on any other Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 8(f) above.  Nothing in this Section 8(n), however, shall affect the right of any Party to bring any action or proceeding arising out of or relating to this Agreement in any other court or to serve legal process in any other manner permitted by law or at equity.  Each Party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity.

* * * * *

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first above written.

ISSUER DIRECT CORPORATION

By:	/s/ Brian R. Balbirnie
Name: Brian R. Balbirnie
Title: Chief Executive Officer

ISDR ACQUISITION CORP.

By:	/s/ Brian R. Balbirnie
Name: Brian R. Balbirnie
Title: Chief Executive Officer

PRECISIONIR GROUP, INC.

By:	/s/ Philip Cole
Name: Philip Cole
Title: Chief Financial Officer

[Signature Page to Merger Agreement]

Schedule I

Requisite Stockholders

1.	Schroder Ventures US Fund LP1

2.	Schroder Ventures US Fund LP2

3.	Schroder Ventures Investment Limited

4.	Schroder Ventures US Fund Co-Investment Scheme

Exhibit A

Payoff Letter

Exhibit B

CERTIFICATE OF MERGER

OF

ISDR ACQUISITION CORP.

WITH AND INTO

PRECISIONIR GROUP INC.

Pursuant to Section 251 of the Delaware General Corporation Law, the undersigned corporation hereby certifies that:

FIRST: The name and jurisdiction of incorporation of each of the constituent corporations of the merger are:

(a)           PrecisionIR Group Inc., a Delaware corporation; and

(b)           ISDR Acquisition Corp., a Delaware corporation.

SECOND: An Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 16, 2013, by and among Issuer Direct Corporation, a Delaware corporation (“Parent”), ISDR Acquisition Corp., a wholly-owned subsidiary of Parent, and PrecisionIR Group Inc. has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with the requirements of Section 251 of the Delaware General Corporation Law.

THIRD: The name of the surviving corporation in the merger is “PrecisionIR Group Inc.”.

FOURTH: The certificate of incorporation of PrecisionIR Group Inc. as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the surviving corporation, except that, pursuant to the Merger Agreement, immediately following the merger, the certificate of incorporation of the surviving corporation shall be amended and restated in its entirety as attached hereto as Exhibit A.

FIFTH: The merger shall be effective, upon the filing of this Certificate of Merger with the Secretary of State of the State of Delaware (the “Effective Time”).

SIXTH: A copy of the Merger Agreement is on file at 500 Perimeter Park Drive, Suite D, Morrisville, North Carolina 27560, the address of the principal place of business of the surviving corporation.

SEVENTH: A copy of the Merger Agreement will be furnished by the surviving corporation, on request and without cost, to any stockholder of the constituent corporations.

IN WITNESS WHEREOF, PrecisionIR Group Inc. has caused this Certificate of Merger to be signed by an authorized officer on the 22nd day of August, 2013.

PRECISIONIR GROUP INC.

By:  /s/ Philip Cole
Name: Philip Cole
Title: Chief Financial Officer

EXHIBIT A (to Certificate of Merger)

CERTIFICATE OF INCORPORATION OF SURVIVING CORPORATION

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
PRECISIONIR GROUP INC.

Article I

Name

The name of the Corporation is PrecisionIR Group Inc. (the “Corporation”)

Article II

Registered Office and Registered Agent

The address of the Corporation’s registered office in the State of Delaware is 1220 N. Market Street Suite 808, Wilmington DE 19801, County of New Castle. The registered agent is American Incorporators Ltd. whose address is the same as above.

Article III

Corporate Purpose

The nature of business and purpose of the organization is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

Article IV

Capital Stock

The total number of shares of stock which the Corporation shall have authority to issue is One Thousand Five Hundred (1,500), all of which shall be shares of Common Stock, par value of $0.01 per share.

Article V

Directors

The name and mailing address of the person(s) who will serve as director(s) until the first annual meeting of the stockholders or until a successor(s) is elected and qualified are:

                              Brian Balbirnie
                              500 Perimeter Park Drive Ste. D
                              Morrisville, NC 27560-9637

Article VI

Indemnification

Each person who serves or has served as a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of loyalty to the corporation or its stockholders; (ii) for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payment of dividend or unlawful stock purchase or redemption as such liability is imposed under Section 174 of the General Corporation Laws of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit.

Article VII

By-Laws

The Directors of the Corporation shall have the power to adopt, amend or repeal by-laws.

Article VIII

Amendment

The Corporation reserves the right to amend, alter, change or repeal any provisions contained in the Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed by law, and all the provisions of the Amended and Restated Certificate of Incorporation and all rights conferred on stockholders, directors and officers in the Amended and Restated Certificate of Incorporation are subject to this reserved power.

Exhibit C

Financial Statements

Exhibit D

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement (the “Agreement”), dated as of August 22, 2013, is entered into by and between MediaPlatform, Inc., a Delaware corporation (“MediaPlatform”), PrecisionIR Group, Inc., a Delaware corporation (“PIR”), Issuer Direct Corporation, a Delaware corporation (“ID”), and the individuals and entities list on Schedule 1 attached hereto (the “Holders”).

WITNESSETH:

WHEREAS, MediaPlatform and PIR are parties to that certain Asset Purchase Agreement (the “VCall APA”), dated as of August 28, 2012, attached hereto as Exhibit A, pursuant to which MediaPlatform purchased from PIR certain assets related to PIR’s business of providing full service webcasting under the VCall brand.

WHEREAS, PIR, ID and ISDR Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of ID (“Merger Sub”) are parties to that certain Agreement and Plan of Merger (the “Merger Agreement”), of even date herewith, pursuant to which ID will acquire PIR through the statutory merger of Merger Sub with and into PIR (the “Merger”) with PIR continuing as the surviving corporation in the Merger (the “Surviving Corporation”).

WHEREAS, prior to the consummation of the Merger, the Holders own approximately 99.8% of the outstanding Series A and Series B Preferred Stock of PIR in such amounts and percentages specified on Schedule 1.

WHEREAS, prior the consummation of the Merger and as a condition thereto, PIR desires to assign certain of its rights, titles, interests and obligations under the VCall APA to the Holders .

WHEREAS, the Holders have each agreed to consent to such assignment and assume such obligations.

NOW, THEREFOR, in consideration of the covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such term in the VCall APA.

2. Assignment of Right to Payment of the Revenue Share Consideration and Indemnification Obligations.  PIR does hereby sell, assign, grant, convey and transfer unto the Holders, pro rata in accordance with their ownership of PIR Preferred Stock specified on Schedule 1, all of its rights, title and interest in and to:

a.	PIR’s right to receive the Revenue Share Consideration pursuant to Section 1.07(b) of the VCall APA (the “RSC Assignment”); and

b.
PIR’s indemnification obligations pursuant to Section 4.13 (subject to the limitations of Section 4.15) of the VCall APA (the “Indemnification Assignment” and together with the RSC Assignment, the “Shareholder Assignment”).

The aggregate amount of the Revenue Share Consideration shall be paid by MediaPlatform when due under the VCall APA to a bank account operated by ISIS Fund Services Limited (“ISIS”), the details of which shall be notified by the Holders to MediaPlatform within 30 calendar days of the date of this Agreement.  ISIS shall, in turn, promptly distribute the Revenue Share Consideration to the Holders, pro rata in accordance with their ownership of PIR Preferred Stock specified on Schedule 1.  Subject to the ability of the Holders to review and object to the Revenue Share Consideration pursuant to Sections 1.07(d) and (e) of the VCall APA, and as assigned to the Holders below, the payment by MediaPlatform to ISIS of Revenue Share Consideration when due under the VCall APA shall fully satisfy and discharge MediaPatform’s payment obligations with respect to that portion of Revenue Share Consideration under the Vcall APA.

3. Assumption of Liabilities of the Shareholder Assignment.  Each of the Holders hereby accepts the Shareholder Assignment from PIR and, in consideration therefore, agrees to assume, perform, pay for, satisfy and discharge, severally in accordance with their pro rata ownership of PIR Preferred Stock specified on Schedule 1, all of the liabilities, obligations, duties and other commitments of PIR pursuant the Shareholder Assignment in accordance with the terms of the VCall APA.

4. Assignment of Right to Earnout Report and Review Revenue Share Consideration.  PIR does hereby sell, assign and transfer unto the Holders, all of its rights, title and interest in and to:

a.	each receive the Earnout Report from MediaPlatform pursuant to Section 1.07(b) of the VCall APA; and

b.
review and object to the Revenue Share Consideration pursuant to Sections 1.07(d) and (e) of the VCall APA (collectively the “Distribution and Review Assignment”); provided, however, no objection pursuant to Sections 1.07(e) of the VCall APA shall be valid unless it is signed and delivered by a two-thirds (2/3) super majority of the Holders (based on their ownership of PIR Preferred Stock specified on Schedule 1).

5. Assumption of Liabilities of the Distribution and Review Assignment.   Each of the Holders hereby accepts the Distribution and Review Assignment from PIR and, in consideration therefore, agrees to assume, perform, pay for, satisfy and discharge severally all of the liabilities, obligations, duties and other commitments of PIR related to the Distribution and Review Assignment in accordance with the terms of the VCall APA and Section 4 hereof. Any payments or other obligations arising from this Section 5 shall be borne by the Holders pro rata in accordance with their ownership of PIR Preferred Stock specified on Schedule 1.

6. Additional Terms of the VCall APA.  The terms of the VCall APA, including, but not limited to, the representations, warranties, covenants, agreements and indemnities are incorporated herein by this reference. The parties hereto acknowledge and agree that the representations, warranties, covenants, agreements and indemnities contained in the VCall APA shall not, except as specifically assigned and assumed herein, be superseded hereby but shall remain in full force and effect to the full extent provided therein and will be performed by the Surviving Corporation, as a wholly-owned subsidiary of ID, following the Merger. In the event of any conflict or inconsistency between the terms of the VCall APA and the terms hereof, the terms of the VCall APA shall govern.

7. Indemnification by the Holders.  ID and its affiliates, officers, directors, employees, stockholders, agents, successors and permitted assigns (each a “ID Indemnified Party”) shall be indemnified and held harmless by each of the Holders, severally and not jointly, from any and all direct and out of pocket damages, losses, liabilities, expenses, interests, awards, and judgments (including reasonable expenses of investigation and reasonable attorneys’ and consultants’ fees and expenses) in connection with any action, suit or proceeding involving a third party claim or a claim solely between the parties hereto (“Damages”), incurred or suffered (as such Damages are actually incurred and suffered) by any ID Indemnified Party related to or arising out of any obligation under the VCall APA assigned by PIR and assumed by the Holders, as applicable, pursuant to this Agreement PROVIDED ALWAYS THAT the maximum amount of Damages for which the Holders shall be liable to pay the ID Indemnified Parties shall not in aggregate exceed the greater of the Default Cap or the amount equal to the Purchase Consideration (less any amounts of the Purchase Consideration already paid under the VCall APA to PIR as at the date of this Agreement).  The Holders shall not be liable to any ID Indemnified Party for any special, indirect or consequential losses or losses caused by third parties.

8. Additional Holder.  In the event the additional holder of Series B Preferred Stock of PIR, Will Thomson, should agree to become a party to this Agreement at a future date, such holder shall execute a joinder to this Agreement and Schedule 1 shall be amended to reflect the adjusted pro rata ownership of the Holders.

9. Governing Law.  This Agreement shall be governed and construed in accordance with the laws of domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

10. Entire Agreement.  This Agreement, the VCall APA, the Transaction Documents, and the Merger Agreement constitute the entire Agreement between the Parties specifically pertaining to the subject matter hereof.

11. Amendment; Waiver.  No alteration, amendment, waiver, cancellation or any other change in any term or condition of this Agreement shall be valid and binding on any party unless mutually assented to in writing by all parties hereto.  The failure of any party to enforce at any time any of the provisions of this Agreement, or the failure to require at any time performance by any party of any of the provisions of this Agreement, shall in no way be construed to be a present or future waiver of such provisions, nor in any way affect the ability of a party to enforce each and every such provision thereafter.  The express waiver by any party of any provision, condition or requirement of this Agreement will not constitute a waiver of any future obligation to comply with such provision, condition or requirement.

12. Counterparts.  This Agreement may be executed in counterparts or duplicate originals, all of which shall be regarded as one and the same instrument.

13. Captions and Headings.  The captions and headings used in this Agreement are used for convenience only and are not to be given any legal effect.

14. Further Assurances.  The parties will, from time to time, without further consideration, do such further acts and deliver all such assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

MEDIA PLATFORM, INC.

By:	/s/ James McGovern
Name:	James McGovern
Title:	CEO

PRECISIONIR GROUP INC.

By:	/s/ Philip Cole
Name:	Philip Cole
Title:	CFO

ISSUER DIRECT CORPORATION

By:	/s/ Brian Balbirnie
Name:	Brian Balbirnie
Title:	CEO

Schedule 1

Holder	Series A Preferred Shares	Series B Preferred Shares	Pro Rata Percentage
Schroder Ventures US Fund LP1	554,124		18.05%
Schroder Ventures US Fund LP2	2,011,266		65.50%
Schroder Ventures Investments Limited	209,942		6.84%
Schroder Ventures US Fund Co-Investment Scheme	19,367		0.63%
Michael Pepe		269,231	8.76%
Philip Cole		6,839	0.22%

EXHIBIT A (to Assignment and Assumption Agreement)

VCALL APA